# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Legacy Housing Corporation, CIK 0001436208
CUSIP: 52472M101
Title of class of securities: Common Stock, $0.001 Par Value
Address of issuer's principal executive offices: 1600 Airport Freeway, #100, Bedford, Texas (TX), 76022
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-19-006646
Filed by CIK 0001437795

## Reporting persons
- Curtis D. Hodgson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 404,722; shared voting power 3,769,056; sole dispositive power 404,722; shared dispositive power 3,769,056; aggregate amount beneficially owned 4,173,778 (17.3% of the class)
  Comment: Row (9): Mr. Hodgson's beneficial ownership includes (a) 404,722 shares of Common Stock owned directly by Mr. Hodgson, (b) 1,000,000 shares of Common Stock owned directly by Hodgson Ventures, a Texas limited partnership, of which Mr. Hodgson is the general partner, (c) 2,669,056 shares of Common Stock owned directly by Hodgson 2015 Grandchild's Trust, of which Mr. Hodgson shares voting and investment power with respect to such shares and (d) 100,000 shares of Common Stock owned directly by Cusach, Inc., an entity controlled by Mr. Hodgson.
  Row (11): Such percentage is based on 24,158,311 shares of the Company's Common Stock outstanding as of November 6, 2024 as reported in the Company's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 12, 2024.

## Item 1. Issuer
Name of issuer: Legacy Housing Corporation
Address of issuer's principal executive offices: 1600 Airport Freeway #100 Bedford, TX, 76022

## Item 2. Person Filing
Name of person filing: Curtis D. Hodgson
Address of principal business office or, if none, residence:
c/o Legacy Housing Corporation
1600 Airport Freeway
#100
Bedford, Texas 76022
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, Curtis Hodgson beneficially owned 4,173,778 shares of Common Stock. Mr. Hodgson's beneficial ownership includes (a) 404,722 shares of Common Stock owned directly by Mr. Hodgson, (b) 1,000,000 shares of Common Stock owned directly by Hodgson Ventures, a Texas limited partnership, of which Mr. Hodgson is the general partner, (c) 2,669,056 shares of Common Stock owned directly by Hodgson 2015 Grandchild's Trust, of which Mr. Hodgson shares voting and investment power with respect to such shares and (d) 100,000 shares of Common Stock owned directly by Cusach, Inc., an entity controlled by Mr. Hodgson.
Percent of class: As of December 31, 2024, Mr. Hodgson owned 17.3% of the outstanding shares of Common Stock. Such percentage is based on 24,158,311 shares of the Company's Common Stock outstanding as of November 6, 2024 as reported in the Company's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 12, 2024.
Sole power to vote or to direct the vote: 404,722
Shared power to vote or to direct the vote: 3,769,056
Sole power to dispose or to direct the disposition: 404,722
Shared power to dispose or to direct the disposition: 3,769,056

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Curtis D. Hodgson: /s/ Max. M. Africk, Max. M. Africk, Attorney-in-fact (02/05/2025)
Comment: Max M. Africk is signing on behalf of Curtis D. Hodgson as attorney-in-fact pursuant to the October 23, 2023 Power of Attorney attached hereto and filed herewith as Exhibit 24.